Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2020

Added 18,488 New Subscribers in 4Q20

4Q20 Revenues Increased by 19.2% YoY to RMB299.9 Million ($42.4 Million)

4Q20 Operating Income Increased by 68.1% YoY to RMB149.3 Million ($21.1 Million)

Non-GAAP Operating Income Up 58.7% YoY to RMB161.7 Million ($22.8 Million)

Conference Call to be Held on June 30, 2020 at 8:00 a.m. ET

HONG KONG, China, June 29, 2020 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the fourth quarter and full year of fiscal year 2020 ended March 31, 2020.

Fourth Quarter of Fiscal 2020 Highlights

•	Fourth quarter revenues increased by 19.2% year over year (“YoY”) to RMB299.9 million ($42.4 million).
•	New subscribers were 18,488, and the accumulated subscriber base expanded to 833,094[1].
•	Gross profit increased by 25.5% YoY to RMB256.4 million ($36.2 million). Gross margin increased to 85.5% from 81.2% in the prior year period on the back of a higher processing fee since April 2019.
•

Operating income increased by 68.1% YoY to RMB149.3 million ($21.1 million). Operating margin improved to 49.8% from 35.3% in the prior year period, achieved mainly through higher gross profit and measures taken to curb operating expenses.

•	Operating income before depreciation and amortization expense (“non-GAAP operating income[2]”) increased by 58.7% YoY to RMB161.7 million ($22.8 million).
•

Net income attributable to the Company’s shareholders increased by 6.5% YoY to RMB97.0 million ($13.7 million), after taking into account fair value losses of equity securities and higher income tax expense.

•

Net cash provided by operating activities decreased by 59.4% YoY to RMB90.0 million ($12.7 million) due to the impact from the 2019 novel coronavirus (“COVID-19”) pandemic, as it remained challenging to recruit new subscribers.

Full Year Fiscal 2020 Highlights

•	Revenues increased by 23.8% YoY to RMB1,221.5 million ($172.5 million).
•	New subscriber sign-ups were 84,241 and the accumulated subscriber base expanded to 833,094[1].
•	Gross profit increased by 28.9% YoY to RMB1,032.3 million ($145.8 million).
•	Operating income increased by 46.5% to RMB559.0 million ($79.0 million).
•	Non-GAAP operating income[2] improved by 40.2% to RMB608.5 million ($85.9 million).
•	Net income attributable to the Company’s shareholders increased by 61.7% YoY to RMB470.7 million ($66.5 million).
•	Net cash provided by operating activities was down by 21.2% YoY to RMB624.0 million ($88.1 million).

“Despite the difficult market conditions resulting from the unprecedented COVID-19 pandemic and a continued decrease in newborn numbers in the markets in which we operate, we managed to recruit over 84,000 new subscribers during fiscal 2020 and achieved our full-year target,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “As the impact of COVID-19 lingers, hospitals in China have implemented strict access rules, and consumers remain cautious on inter-personal contact and discretionary spending. In addition, the regulatory uncertainties of the cord blood banking industry in China continue to exist. Therefore, we believe that the business environment for the next fiscal year will remain challenging. However, we will continue to execute on our strategy to overcome the short-term challenges, focus on achieving operational targets, and explore business opportunities to pave a solid path for our long-term development.”

Summary — Fourth Quarter and Full Year Ended March 31, 2019 and 2020

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	251,651	299,888	42,352	986,754	1,221,460	172,503
Gross Profit	204,276	256,430	36,215	800,727	1,032,332	145,793
Operating Income[3]	88,854	149,339	21,091	381,657	559,033	78,950
Change in Fair Value of Equity Securities	11,526	(24,155)	(3,411)	(57,125)	(13,172)	(1,860)
Net Income Attributable to the Company’s Shareholders	91,108	97,007	13,701	291,124	470,717	66,477
Earnings per Share
– Basic (RMB/US$)	0.74	0.80	0.11	2.40	3.87	0.55
– Diluted (RMB/US$)	0.74	0.80	0.11	2.40	3.87	0.55

Revenues Breakdown (%)
Processing Fees and Other Services	59.1%	61.1%		60.9%	63.0%
Storage Fees	40.9%	38.9%		39.1%	37.0%

New Subscribers (persons)	22,194	18,488		89,366	84,241
Total Accumulated Subscribers (persons)	750,273	833,094 [1]		750,273	833,094 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	221,495	89,962	12,704	792,118	624,004	88,124
Net cash used in investing activities	(508)	(1,026)	(144)	(30,210)	(146,061)	(20,626)
Net cash used in financing activities	(3,019)	—	—	(21,192)	(4,039)	(570)

Fourth Quarter of Fiscal 2020 Financial Results

REVENUES. Revenues in the fourth quarter of fiscal 2020 increased by 19.2% YoY to RMB299.9 million ($42.4 million). The growth was mainly driven by the implementation of a new processing fee in April 2019 as well as the expansion of the total subscriber base.

During the reporting quarter, despite the COVID-19 pandemic affecting the Company’s operations, 18,488 new subscribers were recruited. Revenues generated from processing fees and other services in the fourth quarter increased by 23.3% YoY to RMB183.4 million ($25.9 million). As a percentage of revenues, revenues generated from processing fees and other services accounted for 61.1% compared to 59.1% in the prior year period.

The Company’s accumulated subscriber base reached 833,0941 by the end of March 2020, and revenues generated from storage fees increased by 13.1% YoY to RMB116.5 million ($16.5 million). Storage fees revenues accounted for 38.9% of the total revenues, down from 40.9% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2020 increased by 25.5% YoY to RMB256.4 million ($36.2 million). As a result of the boosting effect from the new processing fee, gross margin expanded to 85.5% from 81.2% in the prior year period.

OPERATING INCOME and NON-GAAP OPEARTING INCOME2. Fourth quarter operating income increased by 68.1% YoY to RMB149.3 million ($21.1 million) as a result of increased gross profit and the implementation of cost saving measures. Depreciation and amortization expenses for the reporting quarter was RMB12.4 million ($1.8 million) compared to RMB13.1 million in prior year period. Fourth quarter non-GAAP operating income2 improved by 58.7% YoY to RMB161.7 million ($22.8 million). Non-GAAP operating margin improved to 53.9% from 40.5% in the prior year period.

Research and Development Expenses. Research and development expenses for the fourth quarter amounted to RMB3.6 million ($0.5 million), representing a 22.2% decline YoY.

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter was down by 10.1% YoY to RMB60.5 million ($8.5 million). The decrease was mainly driven by a decrease in staff and performance-related costs as well as a halt to non-essential marketing and promotional activities due to the COVID-19 pandemic. As a percentage of revenues, sales and marketing expenses decreased from 26.7% in the prior year period to 20.2% in the reporting period.

General and Administrative Expenses. General and administrative expenses for the fourth quarter decreased to RMB43.0 million ($6.1 million) from RMB43.5 million in the prior year period and from RMB47.9 million in the prior quarter, the net effect of which was mainly driven by reductions in costs for staff and provisions. General and administrative expenses as a percentage of revenues decreased to 14.3% from 17.3% from the prior year period.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the reporting quarter, the Company recognized a decrease in fair value of equity securities, or “mark-to-market losses,” of RMB24.2 million ($3.4 million) compared to mark-to-market gains of RMB11.5 million in the prior year period. The changes were mainly attributable to the valuation of the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in operating income, netted by a decrease in fair value of equity securities and an increase in income tax expense, net income attributable to the Company’s shareholders for the reporting period increased by 6.5% YoY to RMB97.0 million ($13.7 million). Net margin for the fourth quarter of fiscal 2020 was 32.3%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2020 improved to RMB0.80 ($0.11).

Full Year Fiscal 2020 Financial Results

For the full year fiscal 2020, total revenues increased by 23.8% YoY to RMB1,221.5 million ($172.5 million). The increase was mainly attributable to the application of a new processing fee as well as growth in storage fee revenues. Revenues from processing fees and other services increased by 28.1% YoY to RMB769.8 million ($108.7 million), and revenues from storage fees increased by 17.1% YoY to RMB451.7 million ($63.8 million). Gross profit increased by 28.9% YoY to RMB1,032.3 million ($145.8 million). Operating income increased by 46.5% YoY to RMB559.0 million ($79.0 million). Non-GAAP operating income2 improved by 40.2% YoY to RMB608.5 million ($85.9 million). Net income attributable to the Company’s shareholders increased by 61.7% to RMB470.7 million ($66.5 million). Basic and diluted earnings per ordinary share increased to RMB3.87 ($0.55). Net cash provided by operating activities in the full year of fiscal 2020 was RMB624.0 million ($88.1 million) compared to RMB792.1 million in the prior year.

Recent Developments

•                  On June 4, 2019, the board of directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposed to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares would be delisted from the New York Stock Exchange, and Cordlife ordinary shares would continue to trade on the SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director (“INED”) of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an INED of the Board. Mr. Cheng has extensive professional experience and knowledge in legal and compliance and Chinese laws. He joined the Board’s Compensation Committee as a member and the Company’s Special Committee as a member. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction with Cordlife. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into a definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholder approvals. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

1 During the three months and year ended March 31, 2020, 18,488 and 84,241 new subscribers were recruited, respectively. The Company reclassified 394 and 1,420 private cord blood units as donated cord blood units during the three months and year ended March 31, 2020, respectively, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 833,094 as of March 31, 2020.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended March 31, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB13.1 million and RMB12.4 million ($1.8 million), respectively. The reported operating income for the year ended March 31, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB52.4 million and RMB49.4 million ($7.0 million), respectively.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, June 30, 2020, to discuss its financial performance and give a brief overview of the Company’s recent developments followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL link above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 50605287#.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2020, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current COVID-19 outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ended March 31, 2020 were made at the noon buying rate of RMB7.0808 to $1.00 on March 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: william.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2019 and 2020

	March 31,	March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,473,373	772,988
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; March 31, 2020: RMB111,869 (US$15,799))	96,923	104,251	14,723
Inventories	27,612	43,758	6,180
Prepaid expenses and other receivables	25,532	44,785	6,325
Total current assets	5,147,928	5,666,167	800,216
Property, plant and equipment, net	545,340	522,679	73,817
Operating lease right-of-use assets[4]	—	4,548	642
Non-current deposits	236,719	347,360	49,057
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; March 31, 2020: RMB71,421 (US$10,087))	104,857	160,031	22,600
Inventories	77,194	85,109	12,020
Intangible assets, net	97,444	92,823	13,109
Investment in equity securities at fair value	107,362	101,306	14,307
Other equity investment	189,129	189,129	26,710
Deferred tax assets	44,981	50,701	7,160
Total assets	6,550,954	7,219,853	1,019,638

LIABILITIES
Current liabilities
Accounts payable	33,566	19,992	2,823
Accrued expenses and other payables	79,977	113,989	16,099
Operating lease liabilities[4]	—	1,717	242
Deferred revenue	461,986	402,751	56,879
Income tax payable	20,113	32,329	4,566
Total current liabilities	595,642	570,778	80,609
Non-current deferred revenue	2,108,442	2,289,762	323,376
Non-current operating lease liabilities[4]	—	1,782	252
Other non-current liabilities	404,482	450,900	63,679
Deferred tax liabilities	19,626	18,140	2,562
Total liabilities	3,128,192	3,331,362	470,478

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2019 and 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	296,801
Treasury stock, at cost (March 31, 2019 and 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(398)
Accumulated other comprehensive losses	(88,738)	(94,663)	(13,369)
Retained earnings	1,407,223	1,877,940	265,215
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,882,127	548,261
Non-controlling interests	5,427	6,364	899
Total equity	3,422,762	3,888,491	549,160
Total liabilities and equity	6,550,954	7,219,853	1,019,638

4 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2019 and 2020

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	251,651	299,888	42,352	986,754	1,221,460	172,503
Direct costs	(47,375)	(43,458)	(6,137)	(186,027)	(189,128)	(26,710)
Gross profit	204,276	256,430	36,215	800,727	1,032,332	145,793
Operating expenses
Research and development	(4,635)	(3,605)	(509)	(14,688)	(21,109)	(2,981)
Sales and marketing	(67,301)	(60,505)	(8,545)	(235,062)	(261,958)	(36,996)
General and administrative	(43,486)	(42,981)	(6,070)	(169,320)	(190,232)	(26,866)
Total operating expenses	(115,422)	(107,091)	(15,124)	(419,070)	(473,299)	(66,843)
Operating income	88,854	149,339	21,091	381,657	559,033	78,950
Other income/(expenses), net
Interest income	6,049	6,287	888	25,320	25,359	3,581
Foreign currency exchange gains/(losses)	15	(139)	(20)	(62)	(303)	(43)
Change in fair value of equity securities	11,526	(24,155)	(3,411)	(57,125)	(13,172)	(1,860)
Dividend income	—	—	—	976	507	72
Others	2,711	2,111	298	5,695	7,388	1,043
Total other income/(expenses), net	20,301	(15,896)	(2,245)	(25,196)	19,779	2,793
Income before income tax	109,155	133,443	18,846	356,461	578,812	81,743
Income tax expense	(16,405)	(33,877)	(4,784)	(61,260)	(101,084)	(14,276)
Net income	92,750	99,566	14,062	295,201	477,728	67,467
Net income attributable to non-controlling interests	(1,642)	(2,559)	(361)	(4,077)	(7,011)	(990)
Net income attributable to Global Cord Blood Corporation’s shareholders	91,108	97,007	13,701	291,124	470,717	66,477

Earnings per share
Attributable to ordinary shares
- Basic	0.74	0.80	0.11	2.40	3.87	0.55
- Diluted	0.74	0.80	0.11	2.40	3.87	0.55

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(10,073)	1,875	265	28,232	(5,925)	(837)
Comprehensive income	82,677	101,441	14,327	323,433	471,803	66,630

Comprehensive income attributable to non-controlling interests	(1,642)	(2,559)	(361)	(4,077)	(7,011)	(990)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	81,035	98,882	13,966	319,356	464,792	65,640

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year Ended March 31, 2019 and 2020

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	88,854	149,339	21,091	381,657	559,033	78,950
Depreciation and amortization expenses[5]	13,091	12,409	1,752	52,365	49,449	6,984
Non-GAAP operating income	101,945	161,748	22,843	434,022	608,482	85,934

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets, respectively.